UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2022

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On November 21, 2022, Rail Vision Ltd.’s (the “Company”) shareholder, Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“Knorr-Bremse”), pursuant to the Company’s amended and restated articles of association, appointed Mark Cleobury to the Company’s board of directors, replacing Sebastian Riedel, effective as of December 1, 2022.

Mr. Cleobury brings more than four decades of global experience in the rail industry. Mr. Cleobury currently serves as Senior Vice President of Knorr-Bremse’s Rail Systems Division, since April 2022. Prior to this role, Mr. Cleobury held positions of increasing responsibility at Knorr-Bremse, including between July 2016 and April 2022, Mr. Cleobury served as a Member of the Management Board of Knorr-Bremse Systems for Rail. Prior to that, between April 2011 and June 2016, Mr. Cleobury served as Vice President Sales and Systems for Client Management Trains. Prior to that, between January 2007 and April 2011, he served as Manager Sales & Systems Trains. Prior to that, between March 2004 and July 2007, he served as a Key Account Manager, and between October 2002 and February 2004, he served as a Project Manager.

During his twenty years of tenure at Knorr-Bremse, in addition to his executive roles, Mr. Cleobury held several global directorship roles within the Knorr-Bremse group, including serving as Vice President for the Knorr-Bremse Company in the U.S., a Director of Knorr-Bremse Investment (UK) Ltd in the UK, Chairman of Knorr-Bremse Nordic Rail Services in Sweden, a Director of Knorr-Bremse Rail Systems (UK) Ltd in the UK, a Member of the Board of Knorr-Bremse Rail Systems Italia S.r.L in Italy, a Member of the Supervisory Board of Knorr-Bremse systemy Kolejowe Polska Sp. Zoo in Poland, a Director of Knorr-Bremse Systemes Ferroviares France SA in France, Consiglio D’Amministrazione at Microelettrica Scientifica s.p.a in Italy, a Director of Knorr-Bremse Systems for Railways in Russia, and a Director of Knorr-Bremse 1520 in Russia.

Prior to his tenure at Knorr-Bremse, between April 1997 and September 2002, Mr. Cleobury served as Head of Sales and Project Planning at ZF Bahntechnik GmbH in Friedrichshafen Germany. Prior to that, between March 1995 and March 1997, Mr. Cleobury served as Head of Sales and Prokurist at ZF Hurth Gotha GmbH in Gotha Germany. Prior to that, between February 1984 and March 1995, Mr. Clebury held several roles at Hurth (GB) Ltd, in Leamington Spa, England, including Sales Manager and Company Secretary, Manager Transmission Division, and Specialist Sales Engineer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: November 25, 2022	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer